

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Dennis O'Leary
Chief Executive Officer
DarkPulse, Inc.
1345 Ave of the Americas, 2nd Floor
New York , NY 10105

> **Re: DarkPulse, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2021**
> **File No. 333-261453**

Dear Mr. O'Leary:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Higley, Esq.